Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2021:

At March 31, 2021
(in millions)
Total short-term borrowings(1)	¥45,843,917

Long-term debt:
Obligations under finance leases	20,137
Unsubordinated debt	29,918,995
Subordinated debt	4,613,826
Obligations under loan securitization transactions	618,083
Debt issuance costs	(13,390)

Total long-term debt	35,157,651

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,581,995,120 shares)	2,090,270
Capital surplus	5,533,761
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,589,900
Accumulated other comprehensive income, net of taxes	(289,481)
Treasury stock, at cost: 737,282,154 common shares	(503,072)

Total shareholders’ equity	15,660,949

Noncontrolling interests	583,605

Total equity	16,244,554

Total capitalization and indebtedness	¥51,402,205

Note:

(1)	Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.